

January 25, 2012

<u>Via E-mail</u>
Mr. Scott D. Schweinfurth
Chief Financial Officer
WMS Industries, Inc.
800 South Northpoint Blvd.
Waukegan, Illinois 60085

> **RE:** **WMS Industries, Inc.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed August 29, 2011**
> **File No. 1-8300**

Dear Mr. Schweinfurth:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended June 30, 2011</u>

<u>Gaming Operations, page 6</u>

1. Help us better understand why the change to the disclosure of the revenue model type is better than the previous disclosure of WAP, LAP and Stand-alone. Tell us what consideration you gave to showing both disclosures. Also tell us how, in the context of your business, either methods of presentation are not separate product and service types, whereby revenue amounts should be disclosed in accordance with ASC 280-10-50-40, rather than just installed base.

Management Discussion and Analysis of Financial Condition and Results…, page 37

Liquidity and Capital Resources, page 61

General

2. Since your foreign operations appear to be significant, please disclose the following in future
   filings:
   - The amount of cash and short-term investments held by foreign subsidiaries as compared to
     your total amount of cash and short-term investments as of year-end;
   - You would be required to accrue and pay U.S. taxes to repatriate these funds and you do not
     intend to repatriate them, if true; and
   - Quantify the amount of cash and short-term investments held by foreign subsidiaries where
     the funds are not readily convertible into other foreign currencies, including U.S. dollars.
     Please also explain the implications of any such restrictions upon your liquidity.
   Please show us supplementally what your revised disclosure will look like. Refer to Item
   303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting
   Codification 501.06.a.

Financial Statements

2. Principal Accounting Policies, page F-8

Gaming Operations Equipment and Property, Plant and Equipment and Intangible Assets, page F-14

3. We note your disclosures regarding impairment of long-lived assets. In the interest of providing
   readers with a better insight into management's judgments in accounting for long-lived assets,
   please disclose the following in future filings:
   - How you group Gaming Operations Equipment and Property, Plant and Equipment for
     impairment and your basis for that determination;
   - For any asset groups, or individual intangible assets for which the carrying value was close
     to the fair value, please disclose this fact and the carrying value of the asset groups.
   - Please revise your disclosure on page F-15 to clarify, if true, that the fair value of your
     reporting unit and other intangible assets substantially exceeds their carrying value.
   Please show us supplementally what your revised disclosure will look like.

15. Litigation, page F-38

4. Please note that when you become aware of any material probable losses, related to any
   contingencies, you should promptly make such disclosures including, the reasonably possible
   range of loss, or, if true, continue to state that such amount is not yet estimable. We urge you to
   carefully consider this, and all other guidance as it relates to ASC 450.

Form 10-Q for the Period Ended September 30, 2011

General

5. Please address the above comments in your interim filings as well, as applicable.

Exhibits

6. We note that you incorporate your credit agreement, identified as Exhibit 10.2, by reference to a Form 8-K you filed on October 21, 2011. We further note that you received proceeds of $35.0 million from borrowings under the credit agreement in the September 2011 quarter. However, it does not appear as though you have filed all of the schedules to the credit agreement. Please confirm to us that you will file the complete credit agreement as an exhibit to the next report you file pursuant to the Securities Exchange Act of 1934, as amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Pamela Long, Assistant Director at (202) 551-3765, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant